UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

March 2, 2010

Commission File No.: 000-30688

NOVA MEASURING INSTRUMENTS LTD.
(Translation of registrant’s name into English)

Building 22 Weizmann Science Park, Rehovot
P.O.B 266
Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

Attached hereto and incorporated by way of reference herein is a press release issued by the Registrant and entitled “Nova Measuring Instruments to Present to Investors at the Roth Capital Growth Stock Conference on Monday, March 15, 2010”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOVA MEASURING INSTRUMENTS LTD. (Registrant)

Date March 2, 2010	By:	/s/ Dror David
Dror David
Chief Financial Officer

Company Contact: Dror David, Chief Financial Officer Nova Measuring Instruments Ltd. Tel: 972-8-938-7505 E-mail: info@nova.co.il E-mail: http://www.nova.co.il	Investor Relations Contacts: Ehud Helft / Kenny Green CCG Investor Relations Israel Tel: +1-646-201-9246 nova@ccgisrael.com

Nova Measuring Instruments to Present to Investors
at the Roth Capital Growth Stock Conference on Monday, March 15, 2010

Rehovot, Israel, March 2, 2010 - Nova Measuring Instruments Ltd. (Nasdaq: NVMI), provider of leading edge stand alone metrology and a market leader of integrated metrology solutions to the semiconductor process control market, announced that it will be presenting to investors at the 22nd Annual Roth Capital Growth Stock Conference, which will be held at the Ritz Carlton Laguna Niguel in Dana Point, California on Monday, March 15, 2010.

Nova’s Chief Executive Officer, Gabi Seligsohn, and Nova’s Chief Financial Officer, Dror David, will be presenting to investors at 12:00 pm Pacific Time on Monday, March 15, 2010.

A live video webcast of the presentation will be available live at the “Investor Relations” section of Nova’s Web site at www.nova.co.il. The presentation will be archived for a period of three months.

There will also be an opportunity for investors to meet one-on-one with management throughout the day of the presentation and the following day at the conference. Interested investors should contact the Investor Relations team at Nova Measuring Instruments and/or the conference organizers at Roth.

About Nova Measuring Instruments Ltd.
Nova Measuring Instruments Ltd. develops, produces and markets advanced integrated and stand alone metrology solutions for the semiconductor manufacturing industry. Nova Measuring Instruments Ltd. is traded on the NASDAQ & TASE under the symbol NVMI.  Detailed information about Nova Measuring Instruments Ltd. can be found on its website at www.nova.co.il.  The information contained on our website does not form a part of this press release or the proposed offering described above.